UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Adecoagro S.A.

(Name of Subject Company)

Adecoagro S.A.

(Name of Person Filing Statement)

Common Stock, nominal value $1.50 per share

(Title of Class of Securities)

L00849106

(CUSIP Number of Class of Securities)

Manuela Lamellari

28, Boulevard F.W. Raiffeisen,

L - 2411 Luxembourg

Grand Duchy of Luxembourg

Tel: +352.2644.9494

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Maurice Blanco

James Dougherty

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2025 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Tether Investments S.A. de C.V., an El Salvador corporation (the “Purchaser”), disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on March 28, 2025, pursuant to which the Purchaser has offered to purchase up to 49,596,510 of the Company’s issued and outstanding common shares, nominal value $1.50 per share (“Shares”), representing, when added to the Shares already owned by the Purchaser, up to approximately 70% of the Company’s outstanding Shares, at a purchase price of $12.41 per Share, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025, as amended or supplemented from time to time, and in the related Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Since the initial filing of the Schedule 14D-9, the Company has received five demand letters in total from purported holders of Shares on April 8, 2025, April 11, 2025 and April 14, 2025 (the “Demand Letters”), requesting that the Company supplement disclosures with additional information.

The Company believes that the requests stated in the Demand Letters are without merit. However, in order to moot the unmeritorious disclosure claims, avoid the risk of the Demand Letters delaying or adversely affecting the Transactions and minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily make certain supplemental disclosures to the section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation” as described below. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations set forth in the Demand Letters that any additional disclosure in the Schedule 14D-9 was or is required.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The paragraph starting “On March 13, 2025” in the subsection of Item 4 of the Schedule 14D-9 entitled “The Solicitation or Recommendation—Background of the Offer” (on page 12) is hereby amended as follows (new language underlined):

On March 13, 2025, Mr. Sartori and Mr. Devasini called Mr. Bosch and Mr. Gnecco to inform them that the Purchaser would be willing to raise the number of shares subject to the Offer, such that the Purchaser would acquire up to 70% of the Company, but that the Purchaser was not willing to raise its per-share price. Later that day, at the direction of the Company’s management, Davis Polk sent a proposed term sheet to McDermott and the Purchaser, which term sheet included the transaction terms (including protections of minority shareholders in accordance with the Company Board’s instructions, such as independent board member representation, limitations on related party transactions and certain transfer restrictions) that the Company would be willing to accept. Over the following days McDermott and Davis Polk negotiated the term sheet.

The subsection of Item 4 of the Schedule 14D-9 entitled “The Solicitation or Recommendation—Financial Analyses and Opinion” is hereby amended as follows:

On page 23, the first paragraph under the subtitle “Public Trading Multiples” (including the bulleted list) is hereby amended as follows (new language underlined and deleted text crossed through):

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous in certain respects to the Company and/or one or more of its businesses.  The companies and the corresponding multiples selected by J.P. Morgan were as follows:

Selected Companies FV/EBITDA 2025E

Sugar and Ethanol
San Martinho (as adjusted to exclude the net value of land)	2.7x
Jalles Machado	3.5x
Raizen (for reference only)	4.7x
Mean	3.6x
Median	3.5x

Selected Companies FV/EBITDA 2025E

Grain Processing
Brasilagro	6.8x
SLC Agricola	6.7x
Cresud	N/A
Bunge (for reference only)	5.9x
ADM (for reference only)	6.0x
Mean	6.3x
Median	6.4x

~~Sugar & Ethanol~~

~~•~~	~~Sao Martinho (as adjusted to exclude the net value of land)~~
~~•~~	~~Jalles Machado~~
~~•~~	~~Raizen (for reference only)~~

~~Grain Processing~~

~~•~~	~~Brasilagro~~
~~•~~	~~SLC Agricola~~
~~•~~	~~Cresud~~
~~•~~	~~Bunge (for reference only)~~
~~•~~	~~ADM (for reference only)~~

On page 24, the first full paragraph under the subtitle “Discounted Cash Flow Analysis” is amended as follows (new language underlined):

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied equity value per share for the Shares.  J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate from fiscal years 2025 through fiscal year 2030 based upon the Projections.  J.P. Morgan also calculated a range of terminal values of the Company at the end of this period by applying a range of terminal growth rates of 1.0% to 2.0% to estimates of unlevered free cash flows for the Company as adjusted for the long-term cyclicality and growth of the business, in each case as provided by management.  J.P. Morgan then discounted such unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2024 using a range of discount rates from 10.0% to 12.0%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company, taking into account factors that J.P. Morgan considered relevant based on its experience and professional judgment.  The present values of such unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting the book value of the Company’s minority interests as of December 31, 2024 and by also subtracting the estimated net debt of $679 million (including noncontrolling interests of approximately $39 million) as provided by management to reflect the estimated use of excess cash in the first fiscal quarter of 2025. This analysis indicated a range of implied per share equity value for the Shares (rounded to the nearest $0.10) of $10.90 to $18.10, which was compared to (i) the closing price of the Shares on March 25, 2025 of $11.04 and (ii) the Offer Price of $12.41 per Share.

Starting on page 24, the first bullet under the subtitle “Other Information” is amended as follows (new language underlined):

•	Transaction Multiples. Using publicly available information, J.P. Morgan examined selected transactions as set forth on the table below involving businesses which J.P. Morgan judged to be sufficiently analogous to the Company’s business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. None of the selected transactions reviewed was identical to the Offer.

Based on the results of this analysis and other factors J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a transaction multiple reference range for FV/LTM Adjusted EBITDA of 3.75x to 5.25x and applied it to the Company’s Adjusted EBITDA, net of pre-tax interest on leases, for the fiscal year ending December 31, 2024, which resulted in a range of implied per share equity value (rounded to the nearest $0.10) for the Shares of $9.70 to $15.90.  This range of implied per share equity value was compared to (i) the closing price of the Shares on March 25, 2025 of $11.04 and (ii) the Offer Price of $12.41 per Share. J.P. Morgan noted that the selected transaction analysis was presented merely for reference and informational purposes only and not as a component of its fairness analysis.

The selected transactions and corresponding multiples considered by J.P. Morgan were as follows:

Date	Acquiror	Target	Multiple (FV/LTM EBITDA)
May 2012	Marubeni Corporation	Gavilon Holdings LLC	9.3x
May 2013	Archer Daniels Midland Company	GrainCorp Limited	9.9x
December 2014	Olam International Limited	McCleskey Mills, Inc.	6.0x
December 2014	Olam International Limited	Archer Daniel Midland Company Cocoa	9.5x
February 2017	Pacific Equity Partners	Allied Mills Australia Party Limited	10.5x
October 2018	The Andersons, Inc.	Lansing Trade Group, LLC	8.7x
December 2018 (withdrawn)	Long-Term Asset Partners	GrainCorp Limited	8.9x
November 2020	A Como	SunOpta Inc.	10.0x
Ongoing	Bunge Global	Viterra Limited	8.6x
February 2025 (pending)	Olam Agri	SALIC (Saudi Agricultural and Livestock Investment Company)	8.5x

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraphs immediately below the heading “Legal Proceedings” in their entirety with the following paragraphs:

“The Company received five Demand Letters in total on April 8, 2025, April 11, 2025 and April 14, 2025 (the “Demand Letters”) from purported holders of Shares related to alleged deficiencies in this Schedule 14D-9. No assurances can be made as to the outcome of such demands or other actions.

Other than the Demand Letters, as of April 16, 2025, the Company is not aware of the filing of any lawsuits or the submission of any demand letters or any draft complaints challenging the Transactions and/or alleging deficiencies with respect to this Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, the Company will not necessarily announce such additional filings or submissions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Adecoagro S.A.

By:	/s/ Emilio Gnecco
Name: Emilio Gnecco Title: Chief Financial Officer

Dated: April 16, 2025